

10025691

UNITED STATES
~~RITIES~~ AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-35597

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2009_____ AND ENDING _____12/31/2009_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _____THE BOND HOUSE , INC_____

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____5956 NW Highway 9_____
                                  (No. and Street)

_____Parkville_____   _____Missouri_____   _____64152_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____Marco R. Listrom_____   _____816-221-6700_____
                                                                (Area Code - Telephone Number)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____Higdon & Hale, CPA's, P.C._____
                        (Name - *if individual, state last, first, middle name*)

_____6310 Lamar Ave., Suite 110_____   _____Overland Park_____   _____Kansas_____   _____66202_____
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    X Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. (See Section 240.17A-5(3)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Marco R. Listrom _____, swear (or affirm) that,
to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining
to the firm of ___ The Bond House, Inc. ___, as of _
_December 31___, 20_09_, are true and correct. I further swear (or affirm) that neither
the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

LINDA K. JONES
Notary Public
State of Kansas
My Commission Expires 4-18-11

Linda K. Jones
Notary Public

_____
Signature

_____ President _____
Title

This report ** contains (check all applicable boxes):
- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-e.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with Respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control Required by Sec Rule 17a-5.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

H&H

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

HIGDON & HALE

CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
and Stockholders of
The Bond House, Inc.

We have audited the accompanying statement of financial condition of **The Bond House, Inc.**
as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **The Bond House, Inc.** as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Higdon & Hale
Certified Public Accountants
February 24, 2010

THE BOND HOUSE, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	88
Deposit with clearing broker		10,000
Total current assets		10,088
DEPRECIABLE ASSETS		
Furniture and equipment		6,544
Accumulated depreciation		(1,993)
Net depreciable assets		4,551
OTHER ASSETS		
Rental deposit		1,125
Leasehold improvements (net of amortization)		2,138
		3,263
TOTAL ASSETS	$	17,902

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	-
Accrued liabilities		-
Total current liabilities		-
STOCKHOLDERS' EQUITY		
Common stock, $1par value, 500,000 shares authorized, 50,100 shares issued		50,100
Preferred stock		25,500
Retained earnings		18,302
Treasury stock, at cost (50,000 shares)		(76,000)
Total stockholders' equity		17,902
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	17,902

The accompanying notes are an integral part of these financial statements

THE BOND HOUSE, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES

Commissions	$	905
Interest income		37
Total revenues		942

EXPENSES

Rent	6,750
Telephone	857
Office expenses	2,217
Repairs and maintenance	193
Insurance	515
Legal	666
Consulting	-
Regulatory registration and fees	2,501
Depreciation and amortization	3,022
Interest expense	112
Miscellaneous	37
Total expenses	16,871

INCOME BEFORE INCOME TAXES		(15,929)
PROVISION FOR INCOME TAXES		-
NET INCOME	$	(15,929)

The accompanying notes are an integral part of these financial statements

EXHIBIT C

THE BOND HOUSE, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Preferred Stock	Retained Earnings	Treasury Stock
BALANCE, BEGINNING OF YEAR	$ 50,100	$ 20,000	$ 33,231	$ (76,000)
Additions to preferred stock	-	5,500	-	-
Contributions to capital	-	-	1,000	-
Net income (loss)	-	-	(15,929)	-
BALANCE, END OF YEAR	$ 50,100	$ 25,500	$ 18,302	$ (76,000)

The accompanying notes are an integral part of these financial statements

THE BOND HOUSE, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	(15,929)
Depreciation and amortization		3,022
Adjustments to reconcile net inconme to net cash		
provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in loan receivable		-
(Increase) decrease in deposits from clearing broker		-
(Increase) decrease in rental deposits		-
Increase (decrease) in accrued income taxes		-
Net cash provided by operating activities		(12,907)
CASH USED BY INVESTING ACTIVITIES:		
Acquisition of depreciable assets		-
Leasehold improvements		(990)
Total cash used by investing activities		(990)
CASH USED IN FINANCING ACTIVITIES:		
Issuance of preferred stock		5,500
Contribution to capital		1,000
Net cash provided by financing activities		6,500
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(7,397)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		7,485
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	88

The accompanying notes are an integral part of these financial statements

NOTE 1   SIGNIFICANT ACCOUNTING POLICIES

A.   *Nature of the Business*

The Company was incorporated on February 10, 1986 and started business in May 1986. The Company operates as a fully disclosed broker dealer in the Kansas City, Missouri area. All customer accounts and securities are carried by a clearinghouse. Originally the Company operated under the name of First Guarantor Securities, Inc. During 2007 the name was changed to First Parkville Securities, Inc. and then during 2009 the name was changed to The Bond House, Inc., DBA The Bond House, Inc.

B.   *Management Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2009 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

B.   *Statement of Cash Flows*

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For the year ended December 31, 2009, the company did not have any cash equivalents.

Cash Paid – Interest and Taxes – The amounts of cash paid for interest and taxes for the year ended December 31, 2009 are as follows:

Interest	$112
Income taxes	$ --

C.   *Depreciable Assets*

Depreciable assets and leasehold improvements have been recorded at cost and depreciated/amortized over the estimated useful lives of the respective assets.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized.

Depreciation and amortization for the year ended December 31, 2009 was $3,022.

NOTE 2   **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital or a ratio of aggregate indebtedness to net capital, both as defined, of less than 15 to 1. At December 31, 2009, the Company had no aggregate indebtedness and net capital of $10,088, which resulted in a ratio of .00 to 1 and a ratio requirement of less than its minimum requirement of $5,000. Therefore, at December 31, 2009, based on its minimum requirement, the Company had excess net capital of $4,088.

SUPPLEMENTAL INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	as of: December 31, 2009
The Bond House, Inc.	

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 17,902	3480
2.	Deduct Ownership equity not allowable for Net Capital			-	3490
3.	Total ownership equity qualified for Net Capital			17,902	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-	3520
	B. Other (deductions) or allowable credits (List)			-	3525
5.	Total capital and allowable subordinated liabilities			$ 17,902	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ (7,814)	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities -- proprietary capital charges	-	3600		
	D. Other deductions and/or charges	-	3610	(7,814)	3620
7.	Other additions and/or allowable credits (List)			-	3630
8.	Net capital before haircuts on securities positions			$ 10,088	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
	A. contractual securities commitments	$ -	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities	-	3733		
	3. Options		3730		
	4. Other securities	-	3734		
	D. Undue Concentration	-	3650		
	E. Other (List)	-	3736	-	3740
10.	Net Capital			$ 10,088	3750

OMIT PENNIES

NOTE: There were no differences noted in the computation of net capital between the audited financial statements and that of the firm's amended unaudited FOCUS Report filing.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	as of December 31, 2009
The Bond House, Inc.	

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 18)	$	-	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	5,088	3770
15. Excess net capital at 1000% (line 10 less 10% of line 18)	*22 $	4,088	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$	-	3790
17. Add:			
A. Drafts for immediate credit	*21 $ -	3800	
B. Market value of securities borrowed for which no equivalent value is paid credited	$	3810	
C. Other unrecorded amounts (List)	$	3820	- 3830
18. Total aggregate indebtedness	$	-	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)	%	.00	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15C3-1(d)	%	.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	-	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	*23 $		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

THE BOND HOUSE, INC.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

The Company is exempt from the reserve provisions of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii). The conditions of the exemption were being complied with as of the date of this report and the year, which it covers.

THE BOND HOUSE, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

The Company is exempt from the possession or control requirements of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii). The conditions of the exemption were being complied with as of the date of this report and the year, which it covers.



HIGDON & HALE

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION

6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000

Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
and Shareholders of
The Bond House, Inc.

In planning and performing our audit of the financial statements of **The Bond House, Inc.** for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do on express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts,, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process pr report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more that a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities tat we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Higdon & Hale
Certified Public Accountants
February 24, 2010

THE BOND HOUSE, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2009

CONTENTS

Page

FACING PAGE

INDEPENDENT AUDITOR'S REPORT

EXHIBITS:

    A   Statement of Financial Condition   2

    B   Statement of Income   3

    C   Statement of Changes in Stockholders' Equity   4

    D   Statement of Cash Flows   5

NOTES TO FINANCIAL STATEMENTS   6-7

SUPPLEMENTAL INFORMATION:

    SCHEDULE I   8-9

    SCHEDULE II   10

    SCHEDULE III   11

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING
CONTROL REQUIRED BY SEC RULE 17a-5   12-13